SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
AMENDMENT NO. 2
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Name of the Issuer)
MedAire, Inc.

(Name of Person(s) Filing Statement)
MedAire, Inc.
Best Dynamic Services Limited
Gaelic, LLC
Excellus Investments Pte Ltd.
Arnaud P.A. Vaissie
Pascal M.G. Rey-Herme
Laurent Sabourin
Joan Sullivan Garrett

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
U58215101

(CUSIP Number of Class of Securities)
Roger D. Sandeen
Chief Financial Officer
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, AZ 85281
(480) 333-3700
with a copy to:
Thomas H. Curzon, Esq.
Christopher S. Stachowiak, Esq.
Osborn Maledon, PA
2929 N. Central Avenue, 21st Floor
Phoenix, AZ 85281
(602) 640-9000

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$605,186.25	$23.78

*	For purposes of calculating the fee only, this amount is the aggregate cash payment of $605,186.25 by the Issuer to holders of fewer than 5,000 shares of the Issuer’s Common Stock in lieu of fractional shares immediately following a 1-for-5,000 reverse stock split of the Issuer’s Common Stock. The aggregate cash payment is determined by multiplying 505,795 pre-split shares cashed out in the reverse stock split by $1.1965 (the U.S. dollar equivalent of the 1.35 purchase price per share in Australian dollars on January 4, 2008, the purchase date).

**	Determined pursuant to Rule 0-11 as $605,186.25 multiplied by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$14.58

Form or Registration No.:	Schedule 13E-3

Filing Party:	MedAire, Inc.

Date Filed:	October 4, 2007

INTRODUCTION
     This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed by MedAire, Inc., a Nevada corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder on October 4, 2007, as amended and filed by MedAire, Inc. (the “Company”), Gaelic, LLC, Best Dynamic Services Limited, Excellus Investments Pte Ltd., Arnaud P.A. Vaissie, Pascal M.G. Rey-Herme, Laurent Sabourin and Joan Sullivan Garrett on November 9, 2007 in connection with a going private transaction in the United States (the “Schedule 13E-3”). The purpose of this Amendment No. 2 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).
     On November 9, 2007, we filed with the Commission a definitive information statement under Regulation 14C of the Exchange Act reporting that Procuro, Inc., the holder of 50,510,769 shares representing 86.78% of the Company’s voting power as of October 31, 2007 (the “Record Date”), had approved by written consent a resolution adopted unanimously by the Board of Directors of the Company to effect a reverse split of the Company’s Common Stock in a ratio of one-for-five thousand (the “Reverse Stock Split”). In the event that a stockholder held only a fractional share following the Reverse Stock Split, the Company purchased all of that stockholder’s shares (on a pre-split basis) at a purchase price per share equal to 1.35 Australian dollars, which the Company’s Board of Directors determined to be the highest price paid by an Interested Stockholder during the 2-year period prior to announcement of the Reverse Stock Split. This Interested Stockholder transaction took place on May 30, 2007 when the U.S. dollar equivalent of 1.35 Australian dollars was $1.11, and $1.11 was initially disclosed as the equivalent U.S. dollar purchase price per share at which fractional shareholders would be cashed out in the Reverse Stock Split. On January 4, 2008, the day the fractional shareholders were cashed out in the Reverse Stock Split, the U.S. dollar equivalent of 1.35 Australian dollars was $1.1965. Subsequent to the Reverse Stock Split and the purchase by the Company of shares held by fractional shareholders, the Company effected a stock split of five thousand-for-one (the “Forward Stock Split” and together with the Reverse Stock Split, the “Stock Split”) so that the shares authorized for issuance by the Company and the par value per share remain the same as before the Reverse Stock Split.
     The Company effected the Reverse Stock Split on January 4, 2008. As a result of the Reverse Stock Split, 1,402 of our shareholders held fractional shares. We purchased 505,795 pre-split shares from these shareholders at a purchase price per share equal to 1.35 Australian dollars ($1.1965 per share). After the Stock Split and share purchase, we currently have fifty-four shareholders holding a total of 57,702,803 shares of our Common Stock.
     Because the Stock Split has reduced the number of our shareholders to less than 300, we are filing with the Commission concurrently herewith a Form 15 to terminate the registration of our Common Stock under Rule 12g-4(a)(1) of the Exchange Act.
SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          On behalf of MedAire, Inc. I acknowledge that MedAire, Inc. is responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that MedAire, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDAIRE, INC.
/s/ Roger D. Sandeen
By: Roger D. Sandeen
Its: Chief Financial Officer

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          On behalf of Gaelic, L.L.C. I acknowledge that Gaelic, L.L.C. is responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that Gaelic, L.L.C. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GAELIC, L.L.C.
/s/ Joan Sullivan Garrett
By: Joan Sullivan Garrett
Its: Manager

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joan Sullivan Garrett
Joan Sullivan Garrett

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          On behalf of Best Dynamic Services Limited I acknowledge that Best Dynamic Services Limited is responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that Best Dynamic Services Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BEST DYNAMIC SERVICES LIMITED
/s/ Laurent Sabourin
By: Laurent Sabourin
Its: Director

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          On behalf of Excellus Investments Pte Ltd. I acknowledge that Excellus Investments Pte Ltd. is responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that Excellus Investments Pte Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXCELLUS INVESTMENTS PTE LTD.
/s/ Laurent Sabourin
By: Laurent Sabourin
Its: Director

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Laurent Sabourin
Laurent Sabourin

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Arnaud P.A. Vaissie
Arnaud P.A. Vaissie

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in this transaction statement and related filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the transaction statement and related filings, and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Pascal M.G. Rey-Herme
Pascal M.G. Rey-Herme